Exhibit 99.1

Purple Biotech Appoints Dr. Yael Margolin to its Board of Directors

Dr. Margolin brings 35 years of expertise in biotechnology, pharma, and venture capital

Purple Biotech also announces the resignation of Mr. Fabien Sebille, who served as the Company’s Chief Business Officer

REHOVOT, Israel, Dec. 20, 2023 (GLOBE NEWSWIRE) -- Purple Biotech Ltd. (“Purple Biotech” or “the Company”) (NASDAQ/TASE: PPBT), a clinical-stage company developing first-in-class therapies that harness the power of the tumor microenvironment to overcome tumor immune evasion and drug resistance, today announced the appointment of Dr. Yael Margolin as an independent member of the Company’s Board of Directors.

Dr. Yael Margolin has more than 35 years of experience as senior manager, chief executive officer and board member in venture capital and in the pharmaceutical and biotech industries, leading strategic and business planning, financing, team building, product development and corporate partnerships. Since 2019, Dr. Margolin has served as a board member to several public and private companies in the healthtech industry, including: Point Biopharma Global (NASDAQ: PNT), Scinai Immunotherapeutics (NASDAQ: SCNI), Quris AI, MakeSense, Neovac, Welltech Ventures, Ramot at Tel Aviv University and TAU Ventures by Tel Aviv University. Dr. Margolin is a founder of mentoring@8400, a boutique voluntary mentoring program for young CEOs in Israel. From 2005 to 2019, she served as President, Chief Executive Officer and director of Gamida Cell Ltd. (NASDAQ: GMDA), a clinical stage biopharmaceutical company, leading the company from preclinical development through phase 3 international registration studies. Prior to that, Dr. Margolin served as Vice President of Denali Ventures LLC, a venture capital firm focused on healthcare, and a program manager at Teva Pharmaceuticals. Dr. Margolin holds a B.Sc. degree in biology and a M.Sc. degree Cum Laude both from Tel Aviv University in Israel, a Ph.D. from the Weitzman Institute of Science in Israel and was a post-doctoral associate at the Yale University School of Medicine.

Dr. Margolin commented, “Purple’s pipeline of oncologic drugs that focus on harnessing the tumor microenvironment have strong potential. I’m pleased to join this excellent group of executives, researchers, and board members to help advance much needed treatments for patients in need.”

“We are pleased and honored to have Dr. Margolin join our board. She has worked on both the science and business aspects to support a large number of healthtech companies, and we look forward to benefitting from her industry expertise and guidance” stated Gil Efron, CEO of Purple Biotech “Moving into 2024, Purple Biotech is expecting multiple readouts from its clinical trials and I’m looking forward to working with management and the board in this exciting year”.

In addition, Purple announces that Mr. Fabien Sebille, who served as the Company’s Chief Business Officer, resigned from such position to pursue other opportunities as of the end of November 2023.

About Purple Biotech

Purple Biotech Ltd. (NASDAQ/TASE: PPBT) is a clinical-stage company developing first-in-class therapies that seek to overcome tumor immune evasion and drug resistance. The Company’s oncology pipeline includes NT219, CM24 and IM1240. NT219 is a dual inhibitor, novel small molecule that simultaneously targets IRS1/2 and STAT3. In a Phase 1/2 study of NT219, the Company is currently advancing it in a dose escalation as a monotherapy treatment of solid tumors, and in a dose escalation in combination with cetuximab for the treatment of recurrent and metastatic squamous cell carcinoma of the head and neck (SCCHN) or colorectal adenocarcinoma (CRC). These studies will be followed by an expansion phase of NT219 at its recommended Phase 2 level in combination with cetuximab in patients with recurrent and metastatic SCCHN. CM24 is a humanized monoclonal antibody that blocks CEACAM1, an immune checkpoint protein that supports tumor immune evasion and survival through multiple pathways. The Company is advancing CM24 as a combination therapy with anti-PD-1 checkpoint inhibitors in a Phase 2 study for the treatment of pancreatic ductal adenocarcinoma (PDAC). The Company has entered into a clinical collaboration agreement with Bristol Myers Squibb for the Phase 2 clinical trials to evaluate the combination of CM24 with the PD-1 inhibitor nivolumab in addition to chemotherapy. IM1240 is a preclinical, conditionally-activated tri-specific antibody that engages both T cells and NK cells to mount a strong, localized immune response within the tumor microenvironment. The third arm specifically targets the Tumor Associated Antigen (TAA) 5T4 that is expressed in a variety of solid tumors and is correlated with advanced disease, increased invasiveness and poor clinical outcomes. IM1240 has a cleavable capping technology that confines the compound’s therapeutic activity to the local tumor microenvironment, and thereby potentially increases the anticipated therapeutic window in patients. The Company’s corporate headquarters are located in Rehovot, Israel. For more information, please visit https://purple-biotech.com/.

Forward-Looking Statements and Safe Harbor Statement

Certain statements in this press release that are forward-looking and not statements of historical fact are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the plans, strategies and objectives of management for future operations; product development for NT219, CM24 and IM1240; the process by which such early stage therapeutic candidates could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents obtained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents; the commencement of any patent interference or infringement action against our patents, and our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2022 and in our other filings with the U.S. Securities and Exchange Commission (“SEC”), including our cautionary discussion of risks and uncertainties under “Risk Factors” in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, https://www.sec.gov.

CONTACTS:

Company Contact:
Lior Fhima
Chief Financial Officer
IR@purple-biotech.com